United States securities and exchange commission logo





                             March 7, 2022

       Eric H. Baker
       Chief Executive Officer
       StubHub Holdings, Inc.
       888 7th Avenue, Suite 302
       New York, New York 10106

                                                        Re: StubHub Holdings,
Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted February
10, 2021
                                                            CIK No. 0001337634

       Dear Mr. Baker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 submitted February 10, 2022

       Prospectus Summary
       Expand into Adjacent Market Opportunities Across the Live Events Ecosystem, page 12

   1.                                                   We note your response
to comment 3 that    the Company   s current role with respect to
                                                        NFTs is simply to
provide a marketplace for sales between third parties.    To the extent
                                                        that such NFTs are
currently being offered and sold, please include in your prospectus the description of NFTs
currently being sold, the third-parties who are creating them, and your role in relation
to such NFT marketplace within your prospectus. In this regard, we note that your response
cites NFTs created by the NFL as a prospective example and your disclosure discusses
such NFTs prospectively, but your website includes a description of such "NFL NFT promo"
suggesting such marketplace is currently operating.
 Eric H. Baker
FirstName  LastNameEric
StubHub Holdings,  Inc. H. Baker
Comapany
March      NameStubHub Holdings, Inc.
       7, 2022
March2 7, 2022 Page 2
Page
FirstName LastName
2. We also note that your response to comment 3 does not provide the requested legal analysis. Please provide us with your legal analysis as to whether the NFTs offered and sold through your marketplace are securities under Section 2(a)(1) of the Securities Act of
         1933. In responding to this comment, please address your operation of the marketplace.
         See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756
         F.2d 230 (2d Cir. 1985).
Risk Factors
"None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions . . . ", page 55

3. We note your response to comment 6, as well as your amended disclosure that you "had
         __ RSUs outstanding," that "[a]ll of the shares of Class A common stock issuable upon the exercise of stock options and the settlement of RSUs will be registered for public resale," and that such "shares will be able to be freely sold in the public market upon issuance, subject to applicable vesting requirements . . . ." Please also state the number of
         RSUs that will have both vested and settled close in time to the closing of the direct listing, to provide investors with additional quantifiable context for the dilution and price volatility risks.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 77

4. Please disclose the rationale for making an adjustment for stock-based compensation expense in your calculation of adjusted EBITDA.
Business, page 109

5. We note your response to comment 10 that your "measure for possessing one of the most comprehensive proprietary datasets of live event information in the industry is based on over 35 years of combined experience across the StubHub and viagogo businesses, which has facilitated the largest number of transactions based on GMS in the live events industry" (emphasis added). Your disclosure in the prospectus, e.g. page 10, only relies on such 35 years of combined experience. Please revise your disclosure throughout the prospectus to ascribe the measure and source to your statement. For example, please revise to state that your statement is supported by the number of transactions based on
         GMS, if true, and whether you make such industry statement based on public filings and equity research reports, similar to your assessment of your position in the marketplace on page 3.
6. Also, we note your response to comment 10 attributing your statement regarding your position as the largest global marketplace by GMS to "the compilation of data from various sources, including certain public regulatory filings of the
Company   s largest
         competitors and equity research reports, rather than a single source." Please provide
 Eric H. Baker
StubHub Holdings, Inc.
March 7, 2022
Page 3
       supplemental copies of such equity research reports, which we note you also refer to in your prospectus (e.g., the footnote on pages 4, 71 and 101). Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
7. We note your revised disclosure in response to comment 2. To the extent material, please revise your disclosure to quantify, if possible, the percentage of revenue attributable to professional resellers. In this regard, we note your disclosure on page 111 that some of your growth strategies regarding the expansion of seller services are focused on professional resellers.
Plan of Distribution, page 161

8. To ensure consistency throughout your filing, please revise the first sentence of this section. In this regard, you reference trading venues other than NASDAQ.
Part II
Item 15. Recent Sales of Unregistered Securities, page II-2

9. Please revise to provide the disclosure required by Item 701 of Regulation S-K for all relevant issuances and include the exemption relied upon and the facts supporting your reliance upon the exemption. For example, we note your issuances of shares pursuant to convertible promissory notes and your Class A Common Stock Purchase Agreement discussed in the section "Certain Relationships and Related Party Transactions."

       You may contact Robyn Manuel at 202-551-3823 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                              Sincerely,
FirstName LastNameEric H. Baker
                                                              Division of
Corporation Finance
Comapany NameStubHub Holdings, Inc.
                                                              Office of Trade &
Services
March 7, 2022 Page 3
cc:       Alison A. Haggerty
FirstName LastName